UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Pillarstone Capital REIT

(Exact name of registrant as specified in its charter)

Maryland	39-6594066
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2600 South Gessner, Suite 555 Houston, Texas	77063
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

_______________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

On December 26, 2021, the Board of Trustees (the “Board”) of Pillarstone Capital REIT (the “Company”) authorized a dividend of one preferred share purchase right (a “Right”) for each outstanding common share of beneficial interest, par value $0.01 per share, of the Company (the “Common Shares”). The dividend is payable on December 27, 2021 (the “Record Date”), to the holders of record of Common Shares as of 5:00 P.M., New York City time, on the Record Date. The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 27, 2021 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”). Each Right entitles the registered holder to purchase from the Company one one-thousandth (a “Unit”) of a Series D Preferred Share, par value $0.01 per share (each a “Preferred Share”), of the Company at a purchase price (“Purchase Price”) of $7.00 per Unit, subject to adjustment.

The Rights are in all respects subject to and governed by the provisions of the Rights Agreement and the Articles Supplementary for the Series D Preferred Shares (the “Articles Supplementary”), which are attached hereto as Exhibits 4.1 and 3.1, respectively, and incorporated herein by reference. The Articles Supplementary will be filed by the Company with the State Department of Assessments and Taxation of Maryland. The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement and Articles Supplementary.

Distribution Date

Initially, the Rights will be attached to all Common Shares, and no separate certificates evidencing the Rights will be issued. Subject to certain exceptions, until the Distribution Date (as defined below), the Company will issue one Right with each new Common Share issued after the Record Date so that all Common Shares will have Rights attached, the Rights will be transferred with and only with the Common Shares, and any transfer of Common Shares will constitute a transfer of the associated Rights. After the Distribution Date, the Rights will separate from the Common Shares and, as soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

The “Distribution Date” means the earlier of:

●	ten business days after the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or such earlier date, as determined by the Board, on which an Acquiring Person has become such; and

●	such date (prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person), if any, as may be determined by the Board following the commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person.

On the Distribution Date (or such early time as required by the partnership agreement of the Operating Partnership defined below), proper provision shall be made by the Company in order to provide each holder of certain units of Pillarstone Capital REIT Operating Partnership LP (the “Operating Partnership”) with the number of Rights, evidenced by Rights Certificates, if any, as would be issued to the applicable holder as if the holder had exercised its applicable redemption rights relating to such units immediately prior to the Distribution Date, and the Company had elected to satisfy the redemption rights by paying the holder in shares in accordance with the Operating Partnership’s partnership agreement.

On the Distribution Date, proper provision shall be made by the Company in order to provide each holder (other than the Company) of Class C Convertible Preferred Shares of beneficial interest, presently $0.01 par value per share, of the Company (“Class C Preferred Shares”) with the number of Rights, evidenced by Rights Certificates, as would be issued to such holder as if such holder had converted all of its Class C Preferred Shares into Common Shares immediately prior to the Distribution Date.

Exercisability

The Rights will not be exercisable until the Distribution Date. After the Distribution Date, each Right will be exercisable to purchase from the Company one Unit of a Preferred Share for the Purchase Price. Prior to exercising their Rights, holders of Rights, in that capacity have no rights as a shareholder of the Company, including the right to vote or receive dividends.

Consequences of Any Person or Entity Becoming an Acquiring Person

●	Flip-In Trigger. If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will thereupon become null and void) will thereafter have the right to receive upon exercise of a Right that number of Common Shares having a market value of two times the Purchase Price.

●	Flip-Over Trigger. If, after any person or group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger, consolidation or combination or 50% or more of its consolidated assets, cash flow or earning power are transferred, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of common shares of the person (or its parent) with whom the Company has engaged in the foregoing transaction having a market value of two times the Purchase Price.

●	Exchange Feature. At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by an Acquiring Person of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right.

Expiration

The Rights will expire on the earliest of (i) the close of business on December 27, 2024, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the closing of any merger or other acquisition transaction involving the Company that has been approved by the Board, at which time the Rights are terminated, (iv) the business day immediately following the Company’s 2022 annual meeting of shareholders (including any adjournment thereof) if the Rights Agreement shall not have been approved, on or before such date, by the affirmative vote of the holders of a majority of the voting power present, in person or by proxy, and entitled to vote at a meeting of the Company’s shareholders duly held in accordance with the Articles of Amendment and Restatement of the Declaration of Trust of the Company, the Company’s bylaws and Maryland law, and (v) the time at which the Rights are exchanged pursuant to the Rights Agreement (such earliest date, the “Expiration Date”).

Redemption

At any time before any person or group of affiliated or associated persons becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, for $0.0001 per Right (the “Redemption Price”); provided that if a majority of the Board is not composed of Continuing Trustees (as defined below) then for a period of 180 days (or such other maximum period then allowed under Maryland law) following the first occurrence thereof, the Rights cannot be redeemed. The Redemption Price is payable, at the option of the Company, in cash, Common Shares or such other form of consideration as the Board shall determine. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Redemption Price will be subject to adjustment in accordance with the Rights Agreement.

The term “Continuing Trustee” means any member of the Board who is not an Acquiring Person (or an affiliate or associate of an Acquiring Person) or a representative or nominee of an Acquiring Person (or of an affiliate or associate of an Acquiring Person), and who either (x) was a member of the Board immediately prior to the date of the Rights Agreement or (y) on or subsequent to the date of the Rights Agreement became a member of the Board and whose nomination for election or election to the Board is recommended or approved by a majority of the Continuing Trustees.

Amendment

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. If a majority of the Board is not composed of Continuing Trustees, then for a period of 180 days (or such other maximum period then allowed under Maryland law) following the first occurrence thereof, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner if (i) one or more Continuing Trustees are members of the Board and (ii) a majority of such Continuing Trustees approve the amendment; provided that if any person or group of affiliated or associated persons becomes an Acquiring Person prior to the termination of such period, any proposed amendments will be governed by the following sentence. At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof).

Anti-Dilution Provisions

The Board may adjust the Purchase Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, a reclassification of the Preferred Shares or Common Shares or certain other specified transactions. No adjustments to the Purchase Price of less than 1% are required to be made.

Preferred Shares

Each Unit of a Preferred Share will entitle the holder thereof to the same dividends, liquidation and voting rights as if the holder held one Common Share and will be treated the same as a Common Share in the event of a merger, consolidation or other share exchange. The value of one Unit of a Preferred Share should approximate the value of one Common Share.

Anti-Takeover Effects

The Rights may have certain anti-takeover effects. In general terms and subject to certain exceptions, the Rights Agreement works by imposing a significant penalty upon any person or group of affiliated or associated persons that acquires 5% or more of the outstanding Common Shares (20% or more in the case of a passive institutional investor), except in certain situations specified in the Rights Agreement (such person, an “Acquiring Person”). The Rights, however, should not interfere with any merger or other business combination approved by the Board.

Item 2. Exhibits

Exhibit No.	Description
3.1	Articles Supplementary for Series D Preferred Shares
4.1	Rights Agreement, dated December 27, 2021, between Pillarstone Capital REIT and American Stock Transfer Trust, LLC, as Rights Agent

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:	December 27, 2021	Pillarstone Capital REIT

		By:	/s/ John Dee
		Name:	John Dee
		Title:	Chief Financial Officer